SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                    FORM 11-K



                   Annual Report Pursuant to Section 15(d) of

                         Securities Exchange Act of 1934




                      For the year ended December 31, 1999

                          Commission file number 1-7911



             A. Full title of the plan and the address of the plan,
                if different from that of the issuer named below:



                             FORT JAMES CORPORATION
                     CANADIAN EMPLOYEES STOCK PURCHASE PLAN


            B. Name of issuer of the securities held pursuant to the
             Plan and the address of its principal executive office:


                             FORT JAMES CORPORATION
                 1650 Lake Cook Road, Deerfield, Illinois 60015

                             FORT JAMES CORPORATION
                     CANADIAN EMPLOYEES STOCK PURCHASE PLAN
                   INDEX TO FINANCIAL STATEMENTS AND SCHEDULES




                                                                          Pages

Report of Independent Accountants                                          3

Financial statements:

         Statements of Financial Condition as of
             December 31, 1999 and 1998                                    4

         Statements of Income and Changes in Plan Equity for
                the years ended December 31, 1999, 1998 and 1997           5

         Notes to Financial Statements                                     6-10

Supplemental schedules:

         Schedules I, II and III are omitted because they are not applicable or because substantially all of the information is provided within the financial statements.

Signatures                                                                 11

Exhibits:

         4.0 Fort James Corporation Canadian Employees Stock Purchase Plan, as amended and restated effective August 28, 1995
                  (incorporated by reference to Exhibit 4 to Fort James Corporation Canadian Stock Purchase Plan Annual Report on Form 11-K for the year ended December 31, 1995)

         4.1 Amendment to Fort James Corporation Canadian Employees Stock Purchase Plan, effective January 1, 1997 (incorporated by reference to Exhibit 4.1 to Fort James Corporation Canadian Stock Purchase Plan Annual Report on Form 11-K for the year ended December 31, 1997)

         23       Consent of Independent Accountants - filed herewith      12

                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Employee Benefits Committee of
Fort James Corporation:

In our opinion, the accompanying statements of financial condition and the related statements of income and changes in plan equity present fairly, in all material respects, the financial condition of the Fort James Corporation
Canadian Employees Stock Purchase Plan (the "Plan") at December 31, 1999 and 1998, and the income and changes in plan equity for each of the three years ended December 31, 1999 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.





PRICEWATERHOUSECOOPERS LLP


Chicago, Illinois
March  9, 2000

                             FORT JAMES CORPORATION
                     CANADIAN EMPLOYEES STOCK PURCHASE PLAN
                       STATEMENTS OF FINANCIAL CONDITION
                        as of December 31, 1999 and 1998

                                                                                           1999               1998
-------------------------------------------------------------------------------------------------------------------------

ASSETS:
Cash                                                                                         $72,791            $112,190
Contributions receivable:
  Employer:
     Basic                                                                                    27,218              23,451
     Additional                                                                               21,992              17,465
  Employee                                                                                    54,374              46,049
Investment in common stock, at market value:
   Fort James (historical cost: 1999-$2,283,108 and 1998-$1,915,380)                       1,776,610           2,175,120
   Crown Vantage Inc. (historical cost: 1999-$27,909 and 1998-$36,850)                         2,327               3,737
-------------------------------------------------------------------------------------------------------------------------

   Total assets                                                                           $1,955,312          $2,378,012
=========================================================================================================================

PLAN EQUITY                                                                               $1,955,312          $2,378,012
=========================================================================================================================



      The accompanying notes are an integral part of the financial statements.

                             FORT JAMES CORPORATION
                     CANADIAN EMPLOYEES STOCK PURCHASE PLAN
                 STATEMENTS OF INCOME AND CHANGES IN PLAN EQUITY
              for the years ended December 31, 1999, 1998 and 1997



                                                                       1999              1998             1997
--------------------------------------------------------------------------------------------------------------------
ADDITIONS:
     Investment income:
        Cash dividends on Common Stock                                  $ 33,782          $ 30,463         $ 32,879
        Realized gain on sale of investments                              24,557             7,057           29,274
        Interest on bank deposits                                            144               379               38
--------------------------------------------------------------------------------------------------------------------
           Total investment income                                        58,483            37,899           62,191
--------------------------------------------------------------------------------------------------------------------
     Change in net unrealized appreciation
        (depreciation) in fair value of investments                     (758,707)         (147,663)          63,620
--------------------------------------------------------------------------------------------------------------------
     Contributions and deposits:
        Deposits by participating employees                              728,661           645,737          635,794
        Contributions by employer:
           Basic                                                         367,084           324,268          326,212
           Additional                                                     21,696            18,119           16,856
           Administrative costs                                           17,244            17,739           26,113
        Loss funded by Trustee                                                 -                 -           34,046
--------------------------------------------------------------------------------------------------------------------
           Total contributions and deposits                            1,134,685         1,005,863        1,039,021
--------------------------------------------------------------------------------------------------------------------
              Total additions                                            434,461           896,099        1,164,832
--------------------------------------------------------------------------------------------------------------------

DEDUCTIONS:
     Withdrawals and expenditures:
        Distributions to participants                                   (855,622)         (844,035)      (1,023,473)
        Administrative costs                                             (17,244)          (17,739)         (26,113)
--------------------------------------------------------------------------------------------------------------------
           Total withdrawals and expenditures                           (872,866)         (861,774)      (1,049,586)
     Foreign currency remeasurement gain (loss)                           15,705           (22,345)          (7,882)
--------------------------------------------------------------------------------------------------------------------
              Total deductions                                          (857,161)         (884,119)      (1,057,468)
--------------------------------------------------------------------------------------------------------------------
              Net (decrease) increase in plan equity                    (422,700)           11,980          107,364

PLAN EQUITY:
     Beginning of year                                                 2,378,012         2,366,032        2,258,668
--------------------------------------------------------------------------------------------------------------------
     End of year                                                     $ 1,955,312       $ 2,378,012      $ 2,366,032
====================================================================================================================

     The accompanying notes are an integral part of the financial statements.

                             FORT JAMES CORPORATION
                     CANADIAN EMPLOYEES STOCK PURCHASE PLAN
                          NOTES TO FINANCIAL STATEMENTS

1.   General

     The Fort James Corporation Canadian Employees Stock Purchase Plan (the "Plan"), formerly the James River Corporation of Virginia Canadian Employees Stock Purchase Plan, was adopted by the Board of Directors of Fort James Corporation ("Fort James" or the "Company") for the benefit of the employees of certain operating subsidiaries of Fort James located in Canada (the "Participating Companies"). As of December 31, 1999, the Participating Companies included Fort James Marathon, Ltd. ("Marathon") and Fort James Canada, Inc. ("FJ Canada").

2.   Summary of significant accounting policies

     Cash

     Substantially all contributions to the Plan are initially invested in an interest-bearing account pending their investment in Fort James' common stock, $0.10 par value ("FJ Common Stock"). Interest earned on such cash balances is credited to the Participants' accounts. Cash balances are stated at cost which approximates market value.

     Investment valuation

     The investments include FJ Common Stock and Crown Vantage Inc. common stock ("CV Common Stock") (see Note 3). The investments in FJ Common Stock and CV Common Stock are stated at market value, based on the closing price on the New York Stock Exchange Composite Tape on the last trading day of the period. The closing market value per share of FJ Common Stock was $27.38 and $40.00 on December 31, 1999 and December 31, 1998, respectively. The closing market value per share of the CV Common Stock was $2.06 and $2.25 on December 31, 1999 and December 31, 1998, respectively.

     Security transactions and related investment income

     Security transactions are accounted for as of the trade date and dividend income is recorded as of the date of declaration. The cost of securities is determined on an average-cost basis. The assets of the Plan are held by Canada Trust (the "Trustee') under a Trust Agreement dated August 23, 1989.

     Contributions and deposits

     Employee and employer contributions are recorded on an accrual basis as of the date the employees' contributions are withheld from the employees' compensation. Employee and employer contributions are transferred to the Trustee on a monthly basis. The Trustee uses such contributions to periodically purchase shares of FJ Common Stock which are allocated to each Participant's account. Residual cash amounts held by the Trustee are carried forward to the next month.

     Foreign currency remeasurement

     The functional currency of the Plan is the U.S. dollar. Assets and liabilities of the Plan (except investments in common stock which are stated at U.S. dollar market value) are remeasured from Canadian dollars to U.S. dollars at the applicable year-end exchange rate. The cost of investments in common stock and the related unrealized appreciation or depreciation are remeasured at applicable historical exchange rates. Investment income, contributions and deposits, and withdrawals and expenditures are remeasured at average exchange rates for the three years ended December 31, 1999. Foreign currency remeasurement gains and losses are included in the net (decrease) increase in Plan equity.

     Withdrawals

     Participants may elect to either withdraw whole shares of common stock or have their shares sold and have the net cash proceeds distributed to them. Withdrawals of common stock from the Plan by Participants are accounted for at the average historical cost of the common stock distributed plus cash paid in lieu of fractional shares, where applicable. Withdrawals in cash or in connection with shares sold for distributions of fractional shares are accounted for at the fair market value of the related common stock. Any Participant contributions which have not yet been applied to the purchase of common stock will also be paid to each withdrawing Participant.

     Administrative costs

     The Plan is reimbursed by the Participating Companies for its administrative and operating costs, except for brokerage fees. Brokerage fees are included in the cost of acquiring common stock and thus are borne by the Participants.

     Loss funded by Trustee

     The loss funded by the Trustee is for reimbursements to Participants' accounts in an amount equal to the appreciation in FJ Common Stock price for funds that were not invested by the Trustee in a timely manner.

     Use of estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial  statements  and the  reported  amounts of revenues  and expenses
     during  the  reported  periods.   Actual  results  may  differ  from  those
     estimates.

     Risks and Uncertainties

     The Plan's investments are exposed to market risk. Due to the degree of risk and uncertainty associated with the market value of investment securities, it is at least reasonably possible that near term changes in the market value of securities held by the Plan could materially effect participants' account balances and the amounts reported in the financial statements.

3.   Description of Plan

     The Plan was established to enable eligible employees of certain Fort James subsidiaries located in Canada to acquire an ownership interest in Fort James, the ultimate holding company. The Plan is a non-taxable employees profit sharing plan as defined in Section 144(1) of the Income Tax Act (Canada) (the "Canadian Tax Act").

     On August 28, 1995, the Company spun off part of its Communications Papers business, as well as the specialty paper based portion of its Packaging Business, into a new company, Crown Vantage Inc. ("Crown Vantage"). The existing shareholders of the Company on record as of August 25, 1995 received one share of CV Common Stock for each ten shares of FJ Common Stock held by the shareholder. The Plan was amended to allow for the inclusion of an investment in CV Common Stock.

     Participants may elect to contribute into the Plan, through payroll deductions, from 1% to 10% of their compensation to be used to purchase FJ Common Stock for their benefit. Participant contributions of up to six percent of compensation ("Basic Member Contributions") are matched by the Participating Companies ("Basic Employer Contributions") based on the following schedule:

                                                      Participating Company's
                                                   Contributionsas a percentage
              Participant's contributions         of Participant's contributions
              ------------------------------------------------------------------

              1% of compensation                                    100%
              2% of compensation                                     65%
              3% to 6% of compensation                               50%

     The Participating Companies make no contributions with respect to a Participant's contribution in excess of six percent of the Participant's compensation.

     The Participating Companies also make "Additional Employer Contributions." The additional Employer Contributions are made on or before March 31 for each Participant who was employed by the Participating Companies as of the preceding December 31, and who had not withdrawn any common stock from his Restricted Account (hereinafter defined) during either of the two immediately preceding calendar years. The Additional Employer Contribution is equal to 10% of the Participant's aggregate Basic Employer Contributions made during the two preceding calendar years.

     Each Participant's "Restricted Account" includes the Basic Member Contributions and Basic Employer Contributions made at any time during the current or immediately preceding calendar year, and any FJ Common Stock or CV Common Stock purchased with such contributions.

     Each Participant is fully vested in all contributions and any earnings at all times. The Plan had approximately 501 Participants as of December 31, 1999, and 469 Participants as of December 31, 1998.

4.   Contributions to the Plan

     Employee and employer contributions for the years ended December 31, 1999, 1998 and 1997 were as follows:


                       1999                              1998                              1997
                   --------------------------------------------------------------------------------------------------

                   Employee         Employer         Employee         Employer         Employee         Employer
---------------------------------------------------------------------------------------------------------------------


Marathon               $497,282         $272,685         $433,272         $244,386         $471,740         $267,973
FJ Canada               231,379          133,339          212,465          115,740          164,054          101,208
---------------------------------------------------------------------------------------------------------------------

                       $728,661         $406,024         $645,737         $360,126         $635,794         $369,181
=====================================================================================================================



5.   Investment in common stock

     The unrealized appreciation or depreciation of investment in common stock as of December 31, 1999, 1998 and 1997 and the change in such amount during each period were as follows:

                                                                                     Unrealized
                                                Market                              Appreciation
                                                Value               Cost           (Depreciation)
---------------------------------------------------------------------------------------------------
December 31, 1996                               $ 1,993,696        $ 1,683,026           $ 310,670
Change for the year ended
    December 31, 1997                               278,741            215,121              63,620
---------------------------------------------------------------------------------------------------
December 31, 1997                                 2,272,437          1,898,147             374,290
Change for year ended
    December 31, 1998                               (93,580)            54,083            (147,663)
---------------------------------------------------------------------------------------------------
December 31, 1998                                 2,178,857          1,952,230             226,627
Change for year ended
    December 31, 1999                              (399,920)           358,787            (758,707)
---------------------------------------------------------------------------------------------------
December 31, 1999                               $ 1,778,937        $ 2,311,017          $ (532,080)
===================================================================================================


     The Plan held 64,899 shares and 54,378 shares of FJ Common Stock on December 31, 1999 and 1998, respectively. In addition, the Plan held 1,128 shares and 1,661 shares of CV Common Stock on December 31, 1999 and 1998, respectively.

6.   Tax status

     The Plan is an employee profit sharing plan and is subject to the Canadian Tax Act; all amounts contributed to a Participant's account are taxable to such Participant under Canadian income tax rules.

     The only U.S. taxes paid are U.S. withholding taxes on cash dividends,which are withheld on behalf of Participants. During 1997, the Trustee terminated its withholding of such taxes. All U.S. taxes on cash dividends are now paid directly by the Participants.

7.   Subsequent Event

     On January 31, 2000, Fort James sold Marathon to a joint venture between Tembec Inc. and Kruger Inc. As of January 22, 2000, Marathon Participants were no longer able to contribute to the Plan. Effected Participants may elect to receive a distribution equal to the amount of their account balance either in cash or common stock through March 22, 2000. If a Participant does not make an election by such date, the distribution will be in cash.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Committee who administer the Plan have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

March 26, 2000               /s/ Clifford A. Cutchins, IV
-------------------          ----------------------------------------------
Date                         Committee Member - Clifford A. Cutchins, IV

March 26, 2000               /s/ Daniel J. Girvan
-------------------          ----------------------------------------------
Date                         Committee Member - Daniel J. Girvan

March 26, 2000               /s/ Ernst A. Haberli
-------------------          ----------------------------------------------
Date                         Committee Member - Ernst A. Haberli

March 26, 2000               /s/ Jane R. Lateer
-------------------          ----------------------------------------------
Date                         Committee Member - Jane R. Lateer


-------------------          ----------------------------------------------
Date                         Committee Member - R. Michael Lempke

March 26, 2000               /s/ Joseph W. McGarr
-------------------          ----------------------------------------------
Date                         Committee Member - Joseph W. McGarr